UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-52597

CUSIP NUMBER:

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  June 30, 2012

[ ] Transition Report on Form 10-K                                                                           [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K                                                                           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

NEDAK Ethanol, LLC
Full Name of Registrant

Not Applicable
Former Name if Applicable

87590 Hillcrest Road, P.O. Box 391
Address of Principal Executive Office (Street and Number)

Atkinson, Nebraska 68713
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NEDAK Ethanol, LLC (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 (the “Form 10-Q”) because management has determined that the Company is unable to file within the prescribed time period, without unreasonable effort and expenses, for the reasons discussed below.

As previously disclosed on the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC”) on June 15, 2012 (the “June 15 Form 8-K”), the Company announced a temporary suspension of production at its ethanol plant in response to the adverse economic and market conditions impacting the ethanol industry.  The Company also disclosed in the June 15 Form 8-K that it is in default under its loan agreements with both its senior lender, AgCountry Farm Credit Services, FLCA (the “Senior Lender”), and its tax increment financing lender, Arbor Bank (the “TIF Lender”).  The Company has subsequently received notices of continuing default from both the Senior Lender and the TIF Lender as disclosed in the Current Reports on Form 8-K filed by the Company on June 20, 2012 and July 5, 2012, respectively (each a “Lender Notice Form 8-Ks”).  As previously disclosed in the Lender Notice Form 8-K filed June 20, 2012, the Senior Lender has accelerated the repayment of all amounts due under the loan agreement, the outstanding obligations are accruing interest at the default rate and the Senior Lender has informed the Company that it intends to exercise its remedies under the loan agreement and take such actions as it deems necessary or desirable to protect its interest in the collateral.  As previously disclosed in the Lender Notice 8-K filed July 5, 2012, the TIF Lender has demanded the immediate cure of all existing defaults and the full and complete performance of the Company’s obligations under the loan documents and has advised the Company that it intends to exercise its remedies under the loan documents.

As a result of the halt in production at the Company’s plant, the Company has limited internal resources.  The Company has devoted, and continues to devote, its limited internal resources to the actions required to complete the temporary shutdown of plant operations as well as to discussions with the Senior Lender, the TIF Lender and other creditors in light of the existing defaults, the ongoing adverse market conditions and the liquidity issues facing the Company.  The Company continues to explore various strategic and financial options to address its current liquidity issues.  Therefore, given the Company’s thin staffing and limited financial resources, it is unable to file the Form 10-Q in the time prescribed without unreasonable effort and expense and the Company expects that it will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the SEC.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

David L. Bracht	(402) 964-5025
(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the quarter ended June 30, 2012.  As discussed above, the Company has halted operations, is in default under its loan agreements, and is currently in discussions with its Senior Lender, TIF Lender and other creditors regarding the liquidity issues it is facing.  Accordingly, the Company lacks the resources and personnel to provide an estimate of its results of operations; however, based on the Company’s default under its loan agreements, it is likely that all of the Company’s indebtedness will be reclassified as current liabilities as of June 30, 2012.

NEDAK Ethanol, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2012	By:	/s/ Jerome Fagerland
	Name:	Jerome Fagerland
	Title:	President